UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

SEVEN ARTS ENTERTAINMENT, INC.
(Name of Issuer)

COMMON STOCK, $.01 Par Value
(Title of Class of Securities)

81783N508
(CUSIP Number)

Richard A. Schloss, Esq.
2049 Century Park East, Suite 3400
Los Angeles, California
Phone: (310) 229-5448
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81783N508	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JUAN SOLER NAVARRO
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION SPAIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 541,000
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 541,000
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 541,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.46%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 81783N508	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

 This Statement relates to Seven Arts Entertainment, Inc. Common Stock (CUSIP No. 81783N508).  The principal executive address of the issuer is 8439 Sunset Blvd., Suite 402, Los Angeles, CA 90069.

Item 2.  Identity and Background.

(a)   Juan Soler Navarro;

(b)   Juan Soler Navarro’s address is 16 Bernabe Cantos, Albacete Spain 02003;

 (c)  Juan Soler Navarro works as a financial advisor at Galan Consulting, Albacete, Spain;

 (d)  Juan Soler Navarro has never been convicted in a criminal proceeding (excluding traffic violations);

 (e)  Juan Soler Navarro has never been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction wherein as a result of that proceeding there was a judgment or decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

 (f)   Juan Soler Navarro is a Spanish citizen.

Item 3.  Source or Amount of Funds or Other Consideration.

 All funds to acquire the securities were from Juan Soler Navarro’s personal savings. No portion of the purchase price for the Common Stock was financed.

Item 4.  Purpose of Transaction.

 The primary purpose from Mr. Soler Navarro’s acquisition of the securities is for investment.  Mr. Soler Navarro may acquire additional shares of the Issuer in the future and has requested the Issuer for consideration to be appointed to its board of directors.

Item 5.  Interest in Securities of the Issuer.

 According to the Form 8-K filed by Seven Arts Entertainment, Inc. on February 13, 2014, there are 499,000,000 authorized shares of Common Stock of the Issuer and approximately 3,749,439 outstanding shares of Common Stock of the Issuer after completion of its reverse split.  As a result of the above, Juan Soler Navarro is a beneficial owner of 14.46% of the Common Stock of Seven Arts Entertainment, Inc. as of the date of the filing of this Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Juan Soler Navarro does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into, and has not pledged his shares as security for any loan.

Item 7.  Material to Be Filed as Exhibits.

There are no documents that are required to be filed as exhibits to this Schedule 13D.

CUSIP No. 81783N508	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Richard A. Schloss
Signature

Attorney-In-Fact
Title

2-26-14
Date